EXHIBIT 12
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                           VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                    For the Years Ended December 31
                                          Amounts in Thousands

                                                          1996          1995          1994          1993          1992
Fixed charges:
  Interest expense before capitalization credits...   $  9,263      $ 11,396      $ 10,699      $ 10,187      $ 10,441
  Amortization of financing costs..................        164           109           114           115           116
  One-third of rental expense......................      9,663         9,532        10,393         7,375         7,190
     Total fixed charges...........................   $ 19,090      $ 21,037      $ 21,206      $ 17,677      $ 17,747


Net earnings.......................................    188,595       166,240        97,976        88,229        90,980
Provisions for income taxes........................     96,985        92,181        47,930        36,993        39,746
Fixed charges......................................     19,090        21,037        21,206        17,677        17,747
Capitalized interest credits.......................       (627)         (297)         (878)       (1,016)         (673)
Amortization of capitalized interest...............        674         1,031           997           882           792
  Earnings before income taxes as adjusted.........   $304,717      $280,192      $167,231      $142,765      $148,592


Ratio of earnings to fixed charges.................       16.0          13.3           7.9           8.1           8.4

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